D.A. Davidson & Co.,

On behalf of itself and as the Representative

of the several Underwriters

c/o D.A. Davidson & Co.
611 Anton Blvd., Suite 600
Costa Mesa, CA 92626

May 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Taylor Beech

Re: iPower Inc.

Registration Statement on Form S-1 (File No. 333-252629)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of iPower Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM, Eastern Time, on May 10, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Michelman & Robinson, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated April 27, 2021:

(i)	Dates of distribution: April 27, 2021 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3
(iii)	Number of prospectuses furnished to investors: 1,174
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: 9

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D.A. DAVIDSON & CO.

Acting severally on behalf of itself and the several Underwriters

D.A. Davidson & Co.

By: /s/ Andrew Norwood
Name: Andrew Norwood
Title: Director